SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF


                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 9, 2004

                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F: |X|   Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_|   No: |X|


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_|   No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes: |_|   No: |X|


Enclosures:       Press releases dated January 9, 2004:
                  1- "TURKCELL provides update regarding the new ICC ruling on the definition of gross revenue."
                  2- "TURKCELL appeals the recent decision of the ICC regarding to the national roaming issue."

[TURKCELL LOGO] [GRAPHIC OMITTED]





                                                           FOR IMMEDIATE RELEASE



          TURKCELL PROVIDES UPDATE REGARDING THE NEW ICC RULING ON THE
                          DEFINITION OF GROSS REVENUE


Istanbul, Turkey: January 9, 2004--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that the International Court of Arbitration of the International Chamber of Commerce ("ICC") has issued its verdict regarding Turkcell's petition concerning the definition of the items that should be included in the "gross revenue" item used in the calculation of the 15% Treasury share payment.

The ICC's decision stated that all the revenue items originating from telecommunication services should be included in the calculation of gross revenue, while the taxes collected by Turkcell under its "tax responsibility" should be excluded. Turkcell continues to evaluate its legal options.






                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                               Citigate Dewe Rogerson
Investors:                              Europe:
Koray Ozturkler, Investor Relations     Kate Delahunty
Tel: +90 212 313 1500                   Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr  Email: kate.delahunty@citigatedr.co.uk
                                        Toby Moore
Murat Borekci, Investor Relations       Tel: +44-20/7282-2999
Tel: +90 212 313 1503                   Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr    or
investor.relations@turkcell.com.tr
                                        United States:
Media:                                  Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications   Tel: +1-201-499-3500
Tel: +90 212 313 2330                   Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr      jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: +90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

[TURKCELL LOGO] [GRAPHIC OMITTED]




                                                           FOR IMMEDIATE RELEASE



          TURKCELL APPEALS THE RECENT DECISION OF THE ICC REGARDING TO
                           THE NATIONAL ROAMING ISSUE


Istanbul, Turkey: January 9, 2004--Turkcell (NYSE:TKC, ISE: TCELL), the leading provider of mobile communications services in Turkey, today announced that it has filed an appeal with the International Court of Arbitration of the International Chamber of Commerce ("ICC"), requesting cancellation of the ICC's recent decision on the national roaming conflict between Turkcell and the Telecommunication Authority, which stated that the issue is not under ICC's jurisdiction.

The ICC's recent cancellation verdict was announced by Turkcell on December 12, 2003 and can be found on Turkcell's web site.








                               www.turkcell.com.tr



About Turkcell

Turkcell is the leading GSM operator in Turkey with approximately 18.2 million postpaid and prepaid customers as of September 30, 2003. Turkcell had revenues of US$ 1,839.4 million during the nine month period ended September 30, 2003. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 352 operators in 141 countries as of September 30, 2003. At the end of 1999, Turkcell became the first GSM operator in Turkey to be awarded the prestigious ISO 9001 certificate for the quality of its service. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 2.1 million subscribers as of September 30, 2003.

For further information please contact:



Contact:

Turkcell:                               Citigate Dewe Rogerson
Investors:                              Europe:
Koray Ozturkler, Investor Relations     Kate Delahunty
Tel: +90 212 313 1500                   Tel: +44-20/7282-2934
Email: koray.ozturkler@turkcell.com.tr  Email: kate.delahunty@citigatedr.co.uk
                                        Toby Moore
Murat Borekci, Investor Relations       Tel: +44-20/7282-2999
Tel: +90 212 313 1503                   Email: toby.moore@citigatedr.co.uk
Email: murat.borekci@turkcell.com.tr    or
investor.relations@turkcell.com.tr
                                        United States:
Media:                                  Victoria Hofstad/Jessica Wolpert
Zuhal Seker, Corporate Communications   Tel: +1-201-499-3500
Tel: +90 212 313 2330                  Email: victoria.hofstad@citigatefi.com
Email: zuhal.seker@turkcell.com.tr      jessica.wolpert@citigatefi.com
or
Bahar Erbengi, Corporate Communications
Tel: +90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date: January 9, 2004                By:  /s/ MUZAFFER AKPINAR
                                          ------------------------

                                            Name:  Muzaffer Akpinar
                                            Title: Chief Executive Officer